L&S Light & Strong, Ltd.

Haadom St.

Kanot industrial Zone, POB 7042

Gedera, Israel, 7070000

October 19, 2015

Ms. Susan Block, Esq.

Attorney-Advisor

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Light & Strong, Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed September 3, 2015
File No. 333-205203

Dear Ms. Block:

General

Comment 1. We note your response to our prior comment 1 and reissue in part because even though the company is not issuing new shares for sale, these items are required to be included in your registration statement. Please revise your registration statement to include Items 502(b), 510, 701, 702, and 512 of Regulation S-K and Items 9.F, 10.B and 11 of Form 20-F.

Response 1. The registration statement has been changed accordingly.

Comment 2. We note your response to our prior comment 3 and reissue because we are unable to locate documents attached to the registration statement as stated in your response. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response 2. The registration statement has been revised accordingly to attach the relevant documents. The document is attached as Exhibit 10.12.

Comment 3. We note your response to our prior comment 4 and reissue in part. Please revise to include the Rule 415 undertakings.

Response 3. The registration statement has been changed accordingly.

Comment 4. We note your response to our prior comment 5 and reissue. Your disclosure appears to focus on the aspects of your future plans for your business. Please expand your disclosure to discuss your current business to date. Refer to Form F-1 and Item 4.B. of Form 20-F. As such, please revise to include a Business Overview section in your registration statement and include it and its page number in the table of contents.

Response 4. The registration statement has been changes accordingly. A section labeled Business Overview has been added to Page 4 and in the Table of Contents.

Comment 5. We note your response to our prior comment 6 and reissue in part. Please revise your prospectus summary section to include, in one of the opening paragraphs, your revenue and net losses for the most recent audited period, as well as your cumulative losses. In addition, please include your revenue for the most recent audited period in the risk factor on page 7 entitled “We have a history of net losses.”

Response 5. The registration statement has been changes accordingly

Comment 6. We note your response to our prior comment 7 and your revised disclosure on page 4. In addition to describing future military usage applications of your product, please also include in your business section military usage of your products to date, if applicable.

Response 6 The registration statement has been changes accordingly.

Comment 7. We note that you state in different parts of the prospectus that you plan to list on the OTC Bulletin Board and on NASDAQ. Please revise for consistency or advise.

Response 7. The Company plans to have the securities initially quoted on the OTC Bulletin Board and then later to list on the NASDAQ. The registration statement has been revised accordingly.

Calculation of Registration Fee

Comment 8. It is unclear to us why you are registering a dollar amount. Please revise or advise.

Response 8. The registration statement has been revised accordingly.

Prospectus Cover Page, page 2

Comment 9. Please disclose the offering price of the securities. Refer to Item 501(b)(3) of Regulation S-K.

Response 9. The registration statement has been revised accordingly.

Comment 10. We note your statement that Tarpon is offering to sell and seeking offers to buy shares of your common stock only in jurisdictions where offers and sales are permitted. Please explain who Tarpon is.

Response 10. The registration statement has been changed to delete the typo.

Risk Factors

If we fail to effectively manage our growth, page 9

Comment 11. We note your response to our prior comment 13 and reissue. We note the reference to having no experience operating as a stand-alone company. Please explain to us why you have not operated as a stand-alone company to date, as we do not see any disclosure indicating that you have not been operating as a stand-alone company. If applicable, revise your disclosure.

Response 11. The registration statement has been revised accordingly.

Development Plan, page 24

Comment 12. We note that your current disclosure states that the budget for Phase 1 is “dgetate.” Please revise.

Response 12. The registration statement has been revised accordingly.

Selling Shareholders, page 35

Comment 13. We note your response to our prior comment 26 and reissue in part. Please specify the percentage of the securities owned by the selling shareholders before and after the offering. Refer to Item 9.D.2 of Form 20-F or advise.

Response 13. The registration statement has been revised accordingly to show columns entitled Percentage Before Offering and Percentage After Offering. As there are no new shares being issued in this registration statement, the second column presumes all shares are sold by the Selling Shareholders and is 0%.

Comment 14. Please briefly describe the transaction(s) from which the selling shareholders received their shares and any exemptions from registration relied upon. We note the disclosure in footnote number 2 to the fee table. Please explain to us the timing relating to “within 40 day after the later of the effective date and the dates the shares are first bona fide offered to the public.” Please clarify to us if that timing relates to the initial offering by the company or to the resales by the selling shareholders.

Response 14. The registration statement has been revised accordingly to delete this reference; the Shares were sold to Shareholders under Regulation S.

Financial Statements and Related Financial Information

Comment 15. We note you have provided audited financial statements, Selected Financial Data, and MD&A as of December 31, 2014 and 2013 and for the years then ended. You state in your response to prior comment number 2 that you have omitted references to be an emerging growth company (i.e., whereby under the JOBS Act only two years of audited financial statements and related information would be required). To the extent you believe you do not qualify as an emerging growth company, please tell us why and please tell us why you have not provided audited financial statements for the three years ended December 31, 2014, Selected Financial Data for the five years ended December 31, 2014 or such shorter period you have been in existence, and MD&A for the same number of years as that required for the audited financial statements. Your response should address the requirements of Item 3.A.1, Selected Financial Data, Item 5, Operating and Financial Review and Prospects, and Item 8.A.2, Financial Information, of Form 20-F for the number of periods required to be included in the filing. To the extent you believe you do qualify as an emerging growth company and choose to take advantage of the benefits available, please revise the cover page of your prospectus to disclose that you are an emerging growth company.

Response 15. The registration statement has been changed to include reference to the JOBS Act and emerging growth company status under Risk Factors.

L&S Light & Strong, Ltd. Exhibit Index, page II-3

Comment 16. We note your response to our prior comment 33 and reissue in part. Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you: • contract with Mr. Ofer Amir on page 30; • any contracts with the clients that are listed on page 18; and • registration rights agreement on page 34.

Response 16. The agreement with Mr. Ofer Amir is attached to the registration statement as an Exhibit 10.13. We primarily work with purchase orders with our clients so we do not have any agreement with clients. The registration statement has been amended to remove the reference to the registration rights agreement, as no such agreement exists.

Comment 17. We note the exhibit index you included in response to our prior comment 34. Please revise also to include your articles of incorporation or association and bylaws and the legality opinion. With your next amendment, please include in the exhibit index the complete lists of exhibits that you intend to include. This lets us know which exhibits you are anticipating to file.

Response 17. The registration statement has been changes accordingly.

Comment 18. Please specify who “various investors” are in Exhibit 10.3 or, if applicable, file a form agreement.

Response 18. The registration statement has been revised accordingly.

Exhibit 23.1

Comment 19. Refer to the consent of Weinberg & Baer LLC. Please ensure that the Registrant’s accurate name, L&S Light & Strong, Ltd., appears throughout the exhibit. We note use of the name Light & Strong, Ltd. Refer to our prior comment 31.

Response 19. The Exhibit has been changed accordingly.

Sincerely,

L&S Light & Strong, Ltd.

/s/

Uri Orbach

Chief Executive Officer